Exhibit 99.1

Xueda Education Group Announces

Completion of Going Private Transaction

BEIJING, June 3, 2016 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, announced today the completion of its merger (the “Merger”) with Xueda Acquisition Limited (“Merger Sub”), a wholly-owned subsidiary of Xiamen Insight Investment Co., Ltd. (“Parent”), pursuant to the previously announced agreement and plan of merger (the “merger agreement”) dated as of July 26, 2015 by and between the Company and Parent, as joined by Merger Sub pursuant to a joinder agreement dated as of October 30, 2015. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, which was approved by the Company’s shareholders at an extraordinary meeting held on December 16, 2015, each of the Company’s ordinary shares, par value $0.0001 per share, issued and outstanding immediately prior to the effective time of the Merger (each a “Share”), other than (a) Shares beneficially owned by the Company or its subsidiaries, (b) any Shares, including Shares held by Citibank, N.A., in its capacity as ADS depositary (the ‘‘ADS depositary”) in respect of American depositary shares, each representing two Shares (the “ADSs”), reserved (but not yet allocated) by the Company for issuance by the Company upon exercise by the holders of any option or the exercise by the holders of any restricted share unit to receive Shares, or the conversion by the holders of any restricted share unit to Shares, and (c) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive $2.75 in cash per Share without interest, and each ADS issued and outstanding immediately prior to the effective time of the Merger (other than ADS that represents Excluded Shares) represents the right to receive $5.50 in cash per ADS without interest (less a cancellation fee of $0.05 per ADS), in each case payable in accordance with the procedures set forth in the merger agreement.

Registered shareholders entitled to the Merger consideration as described above will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Merger consideration from the paying agent appointed by Parent and should wait to receive the letter of transmittal before surrendering their share certificates. ADS holders entitled to the Merger consideration, except those whose ADSs are held in “street name” by brokers, banks or other nominees, will receive a letter of transmittal and instructions on how to surrender their American depositary receipts (“ADRs”) from the ADS Depositary and should wait to receive the letter of transmittal before surrendering their ADRs.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended. The Company requested the NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by filing a Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Xueda Education Group

Xueda is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com